Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Falling Blocks May Stabilize Grid, Store Power for Longer

Bryony Collins

Bloomberg NEF

October 8, 2021

The 65-meter high crane owned by Energy Vault Inc. and nestled among mountain peaks in Switzerland looks much like the early stages of an ambitious construction project. Indeed, the purpose of the tower is to lift and lower heavy blocks -- stacking them neatly to resemble a skyscraper-like object, before dismantling them again and restarting. The tower, however, is really an innovative structure for storing and generating electric power.

This particular form of gravity-based energy storage is the brainchild of Energy Vault, which built and tested its first commercial demonstration unit in 2020. The tower in Switzerland stores energy by lifting blocks when excess energy is available, before lowering the units back to the ground, using the kinetic energy from the descent to turn generators that dispatch electricity to the grid.

Energy Vault plans to go public through a merger with blank-check company Novus Capital Corp. in early 2022, valuing the company at around $1.6 billion. In August, Energy Vault raised $100 million in a Series C round from investors including SoftBank Vision Fund and Saudi Aramco Ventures, the venture fund of Saudi Arabian Oil Co. A public listing will provide the energy storage provider with additional cash to fund further technology and project development.

The next decade will see rising demand for grid-scale energy storage that can shift energy from when lots of it is generated -- when the sun shines and the wind blows -- to when lots of it is needed, such as during the morning and evening demand peaks when households are at home cooking, watching TV and charging their electric vehicles. The energy-storage market will attract $964 billion of investment from 2020 to 2050, estimates BloombergNEF in its Long-Term Energy Storage Outlook 2020 (web I terminal).

Most utility-scale energy storage demand today is met by large pumped hydro plants, where water is stored in large reservoirs until extra power is needed, at which point it is unleashed from the dam to run through turbines and generate electricity. Aside from pumped hydro, lithium-ion batteries are the dominant storage source helping to match fluctuating demand with the intermittent flows of renewable energy coming onto the grid.

However, despite their efficiency and fast response times, lithium-ion batteries can only store power for a maximum duration of about five hours. Leaving a huge market opportunity for technologies that can store power for longer. Gravity-based energy storage is one of them.

Energy Vault’s CDU tower has four to eight megawatts of continuous power discharge for 8 to 16 hours. Its modular design makes it possible to scale up the power and storage capacity, while the project has a round-trip efficiency exceeding 75%, said Robert Picori, chief executive of the California-based company. Each 35 metric ton block will also be made of a mix of cement polymer, soil and shredded fiberglass from decommissioned wind turbine blades -- making the blocks much more sustainable than if they were made from virgin concrete, said Picori.

Global energy storage build by application

The next technology iteration for Energy Vault will see it halve the building structure and develop a way to serve the short-duration energy storage market of two to four hours, Picori told BloombergNEF. Its so-called EVX platform will resemble a traditional building structure more than a crane, and will be able to be “deployed anywhere you can build a building”, Picori said.

For 500 megawatt-hours of storage capacity, some 12 to 14 acres of building footprint would be required, said Picori. That would be the equivalent ground area of about 10 footfall fields, so unsuitable for city centers but adequate for siting in the desert next to a large solar PV project. Saudi Aramco’s investment into Energy Vault in June 2021 was accompanied by the statement that it would focus on deploying Energy Vault technology within Aramco. Enel Green Power is also conducting a feasibility study on Energy Vault’s EVX technology, for “the creation of an initial commercial plant with an energy capacity in the order of a few dozen megawatt-hours”, said Pasquale Salza, head of energy storage and hybrid systems at the Italian renewable energy operator.

In total, Energy Vault has agreements or letters of intent signed with eight customers for a total of 1.2 gigawatt-hours (GWh) and $368 million in potential sales, according to the investor presentation on its website. “Our customers are utilities wanting storage for time-shifting, independent power producers, industrials, and enterprise companies like green hydrogen or biofuel producers,” said Picori. The company has yet to make any revenue but expects $148 million in sales in 2022.

Another pioneer of gravity-based energy storage is Edinburgh-based Gravitricity, which has designed technology to lift and lower weights underground in disused mine shafts or drilled holes.

“The energy stored is a function of how deep the hole is and how heavy the weight, whereas power is fixed by the speed of the weight’s descent and its size,” said Peter Fraenkel, technical director of Gravitricity. The team is working on the premise of using 500-ton ‘bricks’ that will be lifted and lowered dynamically in response to grid requirements.

The company demonstrated a 25-kilowatt test rig in Scotland over the summer to test the power electronics and now seeks to develop a full-scale project of about 4 megawatts. That will possibly be sited in a disused mine shaft in the U.K. or Poland, with the aim to be operational from 2023. “The system can be charged and discharged multiple times a day for over 25 years without any loss of performance,” said Miles Franklin, lead engineer at Gravitricity.

“The best use of our gravity storage system at present is for grid stabilization – to deliver short bursts of power with a rapid response,” but longer term, the shafts could also be used to co-locate large quantities of hydrogen, Fraenkel told BNEF. The hydrogen could subsequently be used to power a generator or fuel cell, providing a steady form of electricity over a long time period. Storing hydrogen could substantially increase the value of such a project, particularly as the U.K. has limited stored gas reserves, he said.

“For a 500-meter deep shaft and a 1,600-ton weight – 4 megawatt-hours of electrical energy could be generated in one cycle of lowering the weight,” said Fraenkel. Yet if around 3GWh of hydrogen were stored, that “could be used to generate approximately 1.2GWh of electricity.”

These “dual-purpose projects” would be useful in storing hydrogen for heating homes and industrial processes, fueling heavy vehicles or for fertilizer production, as well as to stabilize the electricity grid, Fraenkel said.

Gravitricity has raised a total of 5 million pounds ($6.8 million) in the last two years, of which 4 million pounds came from equity investment and the remainder from government grants. It expects its first commercial project to cost 5-10 million pounds to build and to be constructed in a roughy 1,000-meter deep mine shaft.

The market for long-duration energy storage is much further behind in maturity than that of lithium-ion batteries. Even when we consider other technologies such as flow batteries, liquified air and thermal storage. “There is hope for technologies that provide a service that lithium-ion cannot, although these use cases most likely remain niche for the next decades,” writes James Frith, head of energy storage at BNEF in the note Emerging Energy Storage Technologies (web I terminal).

The annual market for gravity-based energy storage will be 83GWh by 2030, forecasts BNEF. The locational constraints posed by “a large footprint in the case of Energy Vault, or the need to use or build underground shafts in the case of Gravitricity” limit the deployments of the technology to larger utility-scale applications, Frith said.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Novus stockholders and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.